# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: NATIONAL PRESTO INDUSTRIES INC, CIK 0000080172
CUSIP: 637215104
Title of class of securities: Common Stock, $1 par value
Address of issuer's principal executive offices: 3925 North Hastings Way, Eau Claire, Wisconsin (WI), 54703-3703
Date of event which requires filing of this statement: 06/11/2026
Amends the filing with accession number 0001493152-25-026280
Filed by CIK 0001982492
Persons authorized to receive notices and communications: Darren Farber, Albion River Management LLC, 2600 Tower Oaks Boulevard, Suite 620, Rockville, Maryland (MD), 20852, (571) 321-5328

## Reporting persons
- Albion River Management LLC (CIK 0001982492): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 287,034; shared voting power 0; sole dispositive power 287,034; shared dispositive power 0; aggregate amount beneficially owned 287,034 (4.01% of the class)
  Comment: * Shares reported herein represent Common Stock of National Presto Industries Inc. (the "Issuer") held by Ignium II, LP, a Delaware limited partnership (the "Fund"). The Fund is a private investment vehicle for which Albion River Management LLC, a Delaware limited liability company (the "Investment Manager"), serves as the investment manager. Darren Farber serves as the sole managing partner of the Investment Manager (each of the foregoing, a "Reporting Person" and, collectively, the "Reporting Persons"). (1) Represents 287,034 shares of Common Stock held by the Reporting Persons. (2) Based on 7,166,043 shares of Common Stock of the Issuer that were outstanding as of May 3, 2026. The amount of shares outstanding was based upon a statement in the Issuer's Form 10-Q, filed on April 5, 2026.
- Ignium II, LP (CIK 0002068814): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 287,034; shared voting power 0; sole dispositive power 287,034; shared dispositive power 0; aggregate amount beneficially owned 287,034 (4.01% of the class)
  Comment: * Shares reported herein represent Common Stock of the Issuer held by the Fund. The Fund is a private investment vehicle for which the Investment Manager, serves as the investment manager. Darren Farber serves as the sole managing partner of the Investment Manager. (1) Represents 287,034 shares of Common Stock held by the Reporting Persons. (2) Based on 7,166,043 shares of Common Stock of the Issuer that were outstanding as of May 3, 2026. The amount of shares outstanding was based upon a statement in the Issuer's Form 10-Q, filed on April 5, 2026.
- Darren Farber: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 287,034; shared voting power 0; sole dispositive power 287,034; shared dispositive power 0; aggregate amount beneficially owned 287,034 (4.01% of the class)
  Comment: * Shares reported herein represent Common Stock of the Issuer held by the Fund. The Fund is a private investment vehicle for which the Investment Manager, serves as the investment manager. Darren Farber serves as the sole managing partner of the Investment Manager. (1) Represents 287,034 shares of Common Stock held by the Reporting Persons. (2) Based on 7,166,043 shares of Common Stock of the Issuer that were outstanding as of May 3, 2026. The amount of shares outstanding was based upon a statement in the Issuer's Form 10-Q, filed on April 5, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $1 par value
Name of issuer: NATIONAL PRESTO INDUSTRIES INC
Address of issuer's principal executive offices: 3925 North Hastings Way, Eau Claire, Wisconsin (WI), 54703-3703
Comment: This Amendment (this "Amendment") amends and supplements the Schedule 13D filed by the Reporting Persons (defined herein) on December 5, 2025 (the "Original Schedule 13D"). The securities to which this Schedule 13D (the "Schedule") relates are shares of common stock, par value $1 per share (the "Common Stock"), of National Presto Industries Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 3925 North Hastings Way, Eau Claire, Wisconsin 54703-3703.

## Item 2. Identity and Background
Name of person filing: This Amendment is being filed by Ignium II, LP, a Delaware limited partnership (the "Fund"), Albion River Management LLC, a Delaware limited liability company (the "Investment Manager"), and Darren Farber, a citizen of the United States of America ("Mr. Farber") (each of the foregoing, a "Reporting Person" and, collectively, the "Reporting Persons"). The Investment Manager is the investment manager of the Fund. Mr. Farber is the sole managing partner of the Investment Manager. By virtue of these relationships, the Investment Manager and Mr. Farber may be deemed to beneficially own the Common Stock owned directly by the Fund. This report shall not be deemed an admission that the Reporting Persons are beneficial owners of Common Stock for purposes of Section 13 of the Exchange Act 1934, as amended, or for any other purpose. Each of the Reporting Persons disclaims beneficial ownership of the shares of Common Stock reported herein except to the extent of the Reporting Person's pecuniary interest therein.
Residence or business address: The principal business address of each of the Reporting Persons is 2600 Tower Oaks Boulevard, Suite 620, Rockville, MD 20852.
Present principal occupation or employment: The principal business of the Fund is investing in securities. The principal business of the Investment Manager is serving as the investment manager with respect to the Fund and other pooled investment vehicles. The principal occupation of Mr. Farber is serving as the sole managing partner of the Investment Manager.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons, or, to the Reporting Persons' best knowledge, any of their respective directors, executive officers, or controlling persons, as the case may be, has been convicted in a criminal proceeding (excluding traffic violations and other similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons, or, to the Reporting Persons' best knowledge, any of their respective directors, executive officers, or controlling persons, as the case may be, is or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.
Citizenship: The Fund - Delaware limited partnership The Investment Manager - Delaware limited liability company Mr. Farber - citizen of the United States of America

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Original Schedule 13D is hereby amended and restated in its entirety to read as follows:

The 287,034 shares of Common Stock currently beneficially owned by the Reporting Persons were purchased by the applicable Reporting Persons for a total purchase price of approximately $26.4 million, including commissions. All of such funds were derived from capital contributions to the Fund. No funds are being borrowed by the Reporting Persons to fund the acquisition of the shares of the Issuer's Common Stock, although the Reporting Persons may borrow funds in the future and may pledge any or all of such shares as collateral against such borrowings.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Schedule 13D is hereby amended and restated in its entirety to read as follows:

The response to Item 3 of this Amendment is incorporated herein by reference. The Reporting Persons initially acquired 362,250 shares of Common Stock over which they exercised beneficial ownership in the belief that the shares of Common Stock were undervalued and were an attractive investment opportunity. Subsequent to that initial acquisition, the Reporting Persons acquired approximately 33,000 additional shares of Common Stock in the open market, with the last such purchase occurring in January 2026, bringing the Reporting Persons' aggregate beneficial ownership to 395,080 shares of Common Stock at that time. The Reporting Persons intended to engage, and did engage, in discussions with the Issuer regarding strategy, including a meeting with the Issuer in late March 2026.

The Reporting Persons thereafter sold a portion of their shares of Common Stock in the open market. Such transactions are included herein on Exhibit A.

Except as stated in response to this Item 4, the Reporting Persons have no current plans or proposals with respect to the Issuer or its securities enumerated in subparagraphs (a) - (j) of this Item 4 to Schedule 13D promulgated under the Act. Notwithstanding the foregoing, the Reporting Persons may determine, from time to time in the future, based on market and general economic conditions, the business affairs and financial conditions of the Issuer, the capital requirements of the Fund (or other Reporting Persons), the availability of securities at favorable prices and other alternative investment opportunities available to the Reporting Persons, and other factors that the Reporting Persons may deem relevant, to acquire additional shares of Common Stock and/or other equity, debt, notes, instruments or other securities of the Issuer (collectively, "Securities") in the open market, in privately negotiated transactions, or otherwise, or to sell some or all of the Securities they now hold or hereafter acquire as set forth above or otherwise. The Reporting Persons reserve the right to change their intention with respect to, and pursue plans or proposals that relate to or could result in, any and all matters referred to in subparagraphs (a) - (j) of this Item 4 to Schedule 13D promulgated under the Act.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of June 15, 2026, the Reporting Persons beneficially own the number of Common Stock set forth below. Percentage ownership is based on 7,166,043 shares of Common Stock of the Issuer that were outstanding as of May 3, 2026. The amount of shares outstanding was based upon a statement in the Issuer's Form 10-Q, filed on April 5, 2026. (a), (b) The applicable Reporting Persons may be deemed to beneficially own an aggregate of 287,034 shares of Common Stock. These shares of Common Stock represent approximately 4.01% of the outstanding shares of Common Stock of the Issuer. By virtue of relationships between the Reporting Persons (i.e., Mr. Farber's sole authority to direct the affairs of the Investment Manager, including the voting and disposition of shares of Common Stock held by all Reporting Persons), the Reporting Persons may be deemed to have sole voting and dispositive power with respect to the shares owned directly by the Fund.
Number of shares as to which each person has sole or shared power to vote or dispose: The Fund has the sole power to vote or direct 287,034 of Common Stock; has the shared power to vote or direct the vote of 0 shares of Common Stock; has the sole power to dispose or direct the disposition of 287,034 of Common Stock; and has the shared power to dispose or direct the disposition of 0 shares of Common Stock. The Investment Manager has the sole power to vote or direct 287,034 of Common Stock; has the shared power to vote or direct the vote of 0 shares of Common Stock; has the sole power to dispose or direct the disposition of 287,034 of Common Stock; and has the shared power to dispose or direct the disposition of 0 shares of Common Stock. Mr. Farber has the sole power to vote or direct 287,034 of Common Stock; has the shared power to vote or direct the vote of 0 shares of Common Stock; has the sole power to dispose or direct the disposition of 287,034 of Common Stock; and has the shared power to dispose or direct the disposition of 0 shares of Common Stock.
Transactions in the class effected during the past sixty days: Exhibit A hereto sets forth the transactions in Common Stock effected by the Reporting Persons during the past sixty (60) days.
Other persons with the right to receive dividends or sale proceeds: The Reporting Persons have the right to receive dividends from, and the proceeds from the sale of, the shares of Common Stock covered by this Amendment and held for their account. Except as disclosed in this Item 5, no other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Amendment.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of May 20, 2026, the Reporting Persons ceased to be the beneficial owners of more than five percent of the outstanding shares of Common Stock.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Other than the joint filing agreement filed as Exhibit B to this Amendment, the Reporting Persons have no knowledge of any contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in response to Item 2 or between such persons and any person with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit A: Schedule of Transactions
Exhibit B: Joint Filing Statement, dated June 15, 2026.

## Signatures
- Albion River Management LLC: /s/ Mark Schneiderman, Mark Schneiderman/ Chief Legal Officer (06/15/2026)
- Ignium II, LP: /s/ Mark Schneiderman, Mark Schneiderman/ General Counsel of Ignium II, GP, LLC, its general partner (06/15/2026)
- Darren Farber: /s/ Darren Farber, Darren Farber (06/15/2026)